Exhibit 99.1

Press release

Biophytis Reports 2024 Financial Results and 2025 Outlook

•	Plans to initiate Phase 2 study in obesity and Phase 3 study in sarcopenia as soon as possible.
•	Continued partnership strategy to support the funding of clinical programs.
•	Strengthening of the drug discovery platform through the integration of disruptive technologies.

Paris (France) and Cambridge (Massachusetts, USA), July 11, 2025 – 07:00 AM (CET), Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company specializing in the development of therapies in the field of healthy aging and longevity, today announced its financial results for the year ended December 31, 2024, approved by its Board of Directors on July 9, 2025, and presented its strategic outlook. The Company also announces the resumption of trading of its shares on Euronext Growth Paris, effective at market open on July 11, 2025.

Stanislas Veillet, CEO of Biophytis, stated: “2024 was a pivotal year for Biophytis. We confirmed our leadership in sarcopenia drug development and achieved a major milestone in our partnering strategy with the signing of a license agreement with Blanver for Latin America. In 2025, we aim to launch our Phase 2 study in obesity and are actively working to secure a strategic partnership in Asia to fund Phase 3 development in sarcopenia. In parallel, we will strengthen our longevity drug discovery platform by integrating disruptive technologies.”

Key Highlights of 2024

Launch of the OBA Program in Obesity

In April 2024, Biophytis announced the launch of its OBA clinical development program in obesity. A few months later, the Company obtained Investigational New Drug (IND) clearance from the FDA to initiate a Phase 2 study in the United States, with first patients expected to be enrolled later this year.

Major Progress in the SARA Program for Sarcopenia

On March 17, Biophytis announced the publication of results from its Phase 2 clinical study SARA-INT, showing that BIO101 significantly improves muscle function, with increased efficacy in high-risk populations, particularly patients with sarcopenic obesity. The Company also secured the necessary regulatory approvals to launch the first-ever Phase 3 clinical trial in sarcopenia in Europe and the United States—an indication currently without any approved therapeutic solution. BIO101 is the most advanced candidate worldwide in this field.

Acceleration of the Partnering Roadmap

Biophytis signed a license agreement with Blanver, one of Brazil’s leading pharmaceutical companies, to develop and commercialize BIO101 in Latin America. In early 2025, the Company also entered exclusive negotiations with a leading Chinese pharmaceutical laboratory to finalize a license agreement for the co-development and commercialization of BIO101 in China.

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Strategy for 2025 and Beyond

Biophytis’ strategy for the current and upcoming years is structured around three key priorities:

-	Upcoming Launch of a Phase 2 Study in Obesity: Biophytis aims to initiate the Phase 2 OBA study as soon as possible to evaluate the efficacy of BIO101 (20-Hydroxyecdysone) in combination with GLP-1 RAs in obese patients. The study addresses a critical need: preserving muscle mass and function while promoting weight loss. The clinical development will take place in the US, Brazil, and Europe, where the patient needs are most significant.

-	Upcoming Launch of a Phase 3 Study in Sarcopenia: Biophytis also plans to launch the Phase 3 trial of its SARA program, the first-ever global Phase 3 trial in this indication. The study will be conducted in Europe and Asia, where cases of sarcopenia are increasing rapidly, providing access to high-potential markets.

-	Strengthening of the Drug Discovery Platform: Biophytis will modernize its research platform to accelerate the identification of promising new molecules in the longevity field, enhancing its ability to identify new candidates and explore novel pharmaceutical targets. The integration of disruptive technologies, including the use of artificial intelligence, will be prioritized to accelerate research.

Funding the Roadmap

In line with its business model, Biophytis will continue to actively pursue licensing and collaboration agreements in the Americas, Europe, and Asia, as exemplified by its agreement with Blanver in Latin America, to fund its presence in key indications such as obesity and sarcopenia. The Company also strengthened its equity base in 2024 and early 2025 and intends to continue this effort to support the modernization of its drug discovery platform.

Key Financial Information for 2024

The financial figures below were prepared in accordance with IFRS and were approved by the Board of Directors on July 9, 2025.

Consolidated Financial Results

	31/12/2022	31/12/2023	31/12/2024
Amounts in thousands of euros	12 months	12 months	12 months
Revenue	-	-	-
Research & Development expenses, net	(16,034)	(8,845)	(3,383)
General & Administrative expenses	(7,237)	(5,488)	(5,117)
Operating result	(23,272)	(14,333)	(8,500)
Financial expenses	(2,564)	(1,633)	(1,702)
Financial income	983	269	306
Change in fair value of financial derivative	637	(1 330)	489
Financial result	(944)	(2,694)	(1,885)
Net result (loss)	(24,216)	(17,026)	(10,384)

Press release

Sufficient cash runway until September 2025

As of December 31, 2024, Biophytis had consolidated cash of €78 thousand, compared to €5.6 million at the end of 2023, representing a net cash consumption of €5.5 million. Cash used in operating activities amounted to €8.6 million and was partially offset by new funding inflows (capital raises, convertible bond issues, and tax credit advances), totaling approximately €4.6 million.

In the first half of 2025, the Company strengthened its equity and liquidity position through two transactions: On January 8, 2025, a financing transaction provided €2.5 million in cash and included a debt conversion option up to €6.1 million; On March 26, 2025, a €2.6 million private placement was completed with qualified investors.

As of the date of approval of these financial statements, and based on its current transactions, assumptions, and plans reviewed by the Board of Directors on June 27, 2025, the Company estimates that its current cash position will enable it to fund transactions through the third quarter of 2025. Consequently, its cash and cash equivalents are insufficient to fund transactions for the next 12 months, creating material uncertainty about its ability to continue as a going concern. The statutory auditors, in accordance with their professional standards, have issued a disclaimer of opinion on the 2024 parent company financial statements due to multiple material uncertainties regarding Biophytis’ ability to continue as a going concern. Biophytis emphasizes that this is not a refusal to certify the accounts and notes that the auditors did not report any other limitation or disagreement.

Significant reduction in operating loss

Operating expenses decreased significantly by €5.8 million, primarily due to a €5.4 million reduction in R&D expenditures.

The change in financial result is mainly attributable to the revaluation of financial liabilities in accordance with IFRS 9.

The net loss amounted to €10.4 million as of December 31, 2024, down €6.6 million compared to December 31, 2023.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable.

Press release

However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether because of new information or otherwise, except as required by law.

Investors Contact

Investor Relations

Investors@biophytis.com

US Investors

Pascal Nigen – Alpha Bronze

pnigen@alphabronzellc.com

Media Contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Inès de Mandiargues: ines.demandiargues@taddeo.fr - +33 6 16 16 51 78